Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-169717
Dated December 7, 2010

Explanatory note: In response to a request from a prospective investor in the current offering of shares of United common stock, we are providing the following information which elaborates on the methodologies and processes of the loan portfolio review conducted by United with the assistance of an independent consultant, described on pages 8-9 of the Preliminary Prospectus, dated November 15, 2010, filed with the Commission on November 16, 2010, and pages 22, 28-29, and 36-37 of the Investor Presentation, filed with the Commission on November 16, 2010.

* * *

The methodology employed is summarized below:

1.

A detailed loan review was performed which covered over 50% of total loan portfolio dollars and over 70% of commercial loan dollars.  In that substantial sample, they performed a detailed review of all loans risk rated 5 (watch) or worse with exposure over $500,000, all loans over $100,000 with serious delinquency pattern, largest 25 relationships, and all loans with four or more renewals/extensions and rated 4 or lower.  Other 1-4 rated loans were randomly sampled.

2.

All loans above were risk rated and given a loan-to-value rating (4 different levels). Also, some broad severity factors (Loss Given Default (LGD)) were provided to us.  On construction and land development (CLD), the severity factors don't vary much between the Low loss scenario and the High loss scenario as they range in the mid-50%'s.  On business loans (CRE and C&I), the severity factors range from the mid-30%'s for the Low loss scenario up to near 50% for the High loss scenario.  For 1st lien residential mortgage loans the severity factors range from 15% for the Low loss scenario up to the high 20%'s for the High loss scenario.  This information is consistent with our internally determined "loss given default" rates for the past few years.  It is important to note that a disproportionate amount of losses over the past two years have been in the construction and land development portion of our loan portfolio which carries higher severity/LGD rates.  This would drive up the overall weighted average severity factor for the total loan portfolio for the past two years and would be higher than what we would expect going forward because of our much lower exposure today to CLD loans.

3.

Impairment analysis, as appropriate, was performed on all loans above and specific reserves were calculated on all impaired loans based on appraisals or alternatively developed fair value assessments (less selling costs).

In summary, $32 million of impaired loans were identified.  These loans had already been partially charged down by $13.8 million (30% of the original balances at the time of the review).  The Low loss scenario required an additional reserve of $3.8 million for a combined charge-off/reserve of 38% of the original balances.  The Medium loss scenario required an additional reserve of $6.1 million for a combined loss (charge-off plus reserve) of 43% of the original balances and the High loss scenario required an additional reserve for $8.8 million for a combined loss of 49% of the original balances.  By comparison, United's specific reserve on these loans at June 30, 2010 was $4.1 million (higher than the Low loss scenario) for a combined loss (charge-off plus reserve) of 39%.

4.

On all non-impaired loans, a loss-rate methodology was used for each asset class (loan category) and for each risk grade (1-8).  This is not a product of probability and severity, but rather loss rates are independently developed based on several factors, including our historical loss rates, adjustments based on delinquency and migration trends, economic factors, peer and state trends, and qualitative factors, including risk rating findings.

5.	The different scenarios were calculated based on standard deviations of the historical loss rates using proprietary formulas.

6.

The detailed results represented projected 24 month projected credit losses.  A qualitative loss factor was added based upon results of the loan review and an adjustment was also added to take the 24 month projected credit losses to 30 month projected credit losses.

7.

A verification of the results was performed using a loss distribution model which used probability of defaults (based upon risk grading and our historical migration) and severity factors (by loan category and by the four loan-to-value levels captured in #2 above). This loss distribution model uses some advance mathematical calculations (Gaussian Asymptotic Single Factor Model1) and then uses Monte Carlo simulation[2] to generate 100,000 different systemic and credit-specific random shocks to the portfolio.  The results of the Monte Carlo simulation were that 60% of all loss scenarios fell below the "Low Case" scenario, 72% of all loss scenarios fell below the "Medium Case" scenario, and 86% of all loss scenarios fell below the "High Case" scenario.  The findings that the mid point of the loss distribution model fell beneath the "Low Case" scenario is consistent with our internally developed base case credit loss projection.

* * *

United Bancorp, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Sandler O'Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, or toll free at (866) 805-4128.

____________________________
1 The "Gaussian Asymptotic Single Factor Model" is a widely used method of assessing potential credit losses in the financial services industry. It provides an approximation for the default rate distribution for a credit portfolio in which default dependence is driven by a single common factor. The model assumes that in a large portfolio of credits, individual credit risk is fully diversified and the only source of portfolio loss uncertainty is the portfolio default rate.

2 A "Monte Carlo" simulation is a problem solving method used to assess the probability of various outcomes by running multiple simulations using random variables.